INTELLIHOME, INC.
5150 FRANZ RD., SUITE 100
KATY, TEXAS 77493
TELEPHONE (281) 391-4199
FACSIMILE (281) 391-0624

July 10, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Brigitte Lippmann

Re:	IntelliHome, Inc. (the “Company”) Registration Statement on Form SB-2 File No. 333-140204

Dear Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), request is hereby made to accelerate the effectiveness of the above referenced registration statement to 10:00 a.m. eastern time, Thursday, July 12, 2007, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, Michael Sanders, at (832) 446-2599.

Sincerely,

INTELLIHOME, INC.

By:	/s/ Mark Trimble
Mark Trimble President